Form 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

EnCana Corporation (“EnCana”)
#1800, 855 - 2 Street S.W.
Calgary, Alberta T2P 2S5

Item 2.	Date of Material Change

October 5, 2006

Item 3.	News Release

EnCana issued a news release on October 5, 2006 (through Canada Newswire) at Calgary, Alberta which release disclosed the nature and substance of the material change.

Item 4.	Summary of Material Changes

On October 5, 2006, EnCana and ConocoPhillips announced they have entered into an agreement to create an integrated North American heavy oil business consisting of upstream and downstream assets. The venture will be comprised of two 50/50 operating partnerships, with both companies contributing equally valued assets and equity for future capital expenditures. The upstream partnership will consist of EnCana’s Foster Creek and Christina Lake projects, both located on the eastern flank of the Athabasca oilsands in northeast Alberta. The downstream partnership will consist of ConocoPhillips’ Wood River and Borger refineries, located in Roxana, Illinois, and Borger, Texas, respectively.

The transaction, which is subject to the execution of final definitive agreements and regulatory approval, is expected to close January 2, 2007. Both companies’ boards of directors have approved the transaction.

Item 5.	Full Description of Material Change

On October 5, 2006, EnCana and ConocoPhillips announced they have entered into an agreement to create an integrated, North American heavy oil business consisting of upstream and downstream assets.

The venture will be comprised of two 50/50 operating partnerships, one Canadian upstream partnership and one U.S. downstream partnership, with both companies contributing equally valued assets and equity for future capital expenditures.

The upstream partnership will consist of EnCana’s Foster Creek and Christina Lake projects, both located in the eastern flank of the Athabasca oilsands in northeast Alberta. Over the next decade, the upstream partnership plans to invest approximately $5.4 billion to grow bitumen production capacity at Foster Creek and Christina Lake. The upstream partnership plans to transport and sell the bitumen blend (an approximate 50/50 blend of bitumen and synthetic oil) at major Alberta trading hubs. EnCana and ConocoPhillips will each own 50 percent of the upstream partnership. EnCana will be the operator and managing partner of the upstream partnership, which will be headquartered in Calgary.

The downstream partnership will consist of ConocoPhillips’ Wood River and Borger refineries, located in Roxana, Illinois, and Borger, Texas, respectively. By 2015, the downstream partnership plans to invest approximately $5.3 billion in the Wood River and Borger refineries to expand heavy oil processing capacity at these facilities. EnCana and ConocoPhillips will each own 50 percent of the downstream partnership; however, ConocoPhillips will hold a disproportionate economic interest in Borger for two years: 85 percent in 2007 and 65 percent in 2008. The downstream partnership plans to purchase and transport all feedstocks for the refineries and sell the refined products. ConocoPhillips will be the operator and managing partner of the downstream partnership, which will be headquartered in Houston.

Each partnership will have a management committee composed of three EnCana and three ConocoPhillips representatives, with each company holding equal voting rights. EnCana and ConocoPhillips personnel associated with the partnerships will remain employees of their current respective employers.

The transaction, which is subject to the execution of final definitive agreements and regulatory approval, is expected to close January 2, 2007. Both companies’ boards of directors have approved the transaction.

Item 6.	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Brian C. Ferguson, Executive Vice-President & Chief Financial Officer (403) 645-2000

Item 9.	Date of Report

October 13, 2006